N-SAR Exhibit: Sub-item 77Q1
Legg Mason Partners Income Trust

Legg Mason Western Asset Core Bond Fund
Legg Mason Western Asset Core Plus Bond Fund
Legg Mason Western Asset High Income Fund
Legg Mason Western Asset Municipal High Income Fund
Legg Mason Western Asset Strategic Income Fund

Effective July 1, 2011, Class B shares of the fund will be closed to purchases by new and existing investors. Your Service Agent, however, may no longer offer Class B shares as of an earlier date. Class B shares of the fund will continue to be available for incoming exchanges and for dividend reinvestment. If you currently invest through a systematic investment plan where Class B shares are purchased, or have any other questions concerning Class B shares, please contact your Service Agent for more information.